Exhibit 99.1

LUMENIS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON SEPTEMBER 20, 2007

Yokneam, Israel
August 16, 2007

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company” or “we”):

        NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Special General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Thursday, September 20, 2007 at 1:30 p.m. (Israel time).

        The agenda of the Special General Meeting will be as follows:

(1)	To elect Mr. Naftali (Tali) Idan as one of our external directors.

(2)	To elect Mr. Eugene Davisto our board of directors;

(3)	To approve and adopt an amendment to Article 6(a) of our articles of association which would increase our authorized share capital by NIS 20 million, resulting in our authorized share capital being increased to NIS 90 million, divided into 900 million ordinary shares, par value NIS 0.1 per share;

(4)	To approve an amendment to Article 40 of our articles of association, relating to fixing the number of directors;

(5)	To approve an amendment to Article 65 of our articles of association, relating to financial statements;

(6)	To approve terms of compensation of Mr. Davis, one of our directors;

        After a short recess, during which Lumenis’s audit committee and board of directors will meet to consider various proposals, the meeting will reconvene for the following:

(7)	Subject to the election of Mr. Idan as an external director by the Company’s shareholders and the approval of our audit committee and board of directors of his terms of compensation, to approve terms of compensation of Mr. Idan; and

(8)	To transact such other business as may properly come before the Special General Meeting or any adjournment thereof.

        The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

        Shareholders of record at the close of business on August 13, 2007 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting, may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

ii

LUMENIS LTD.

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Telephone: +972 4-959-9000; Fax: +972 4-959-9050)

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the meeting of Shareholders, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The meeting will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Thursday, September 20, 2007 at 1:30 p.m. (Israel time).

Purpose of the Special General Meeting

        The agenda for the meeting will be as follows:

(1)	To elect Mr. Naftali (Tali) Idan as one of our external directors.

(2)	To elect Mr. Eugene Davisto our board of directors;

(3)	To approve and adopt an amendment to Article 6(a) of our articles of association which would increase our authorized share capital by NIS 20 million, resulting in our authorized share capital being increased to NIS 90 million, divided into 900 million ordinary shares, par value NIS 0.1 per share;

(4)	To approve an amendment to Article 40 of our articles of association, relating to fixing the number of directors;

(5)	To approve an amendment to Article 65 of our articles of association, relating to financial statements;

(6)	To approve terms of compensation of Mr. Davis, one of our directors;

        After a short recess, during which Lumenis’s audit committee and board of directors will meet to consider various proposals, the meeting will reconvene for the following:

(7)	Subject to the election of Mr. Idan as an external director by the Company’s shareholders and the approval of our audit committee and board of directors of his terms of compensation, to approve terms of compensation of Mr. Idan;

(8)	To transact such other business as may properly come before the Special General Meeting or any adjournment thereof.

        We are not aware of any other matters that will come before the Special General Meeting. If any other matters properly come before the Special General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Voting and Quorum

        Our board of directors has fixed August 13, 2007 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting and all adjournments thereof. On the said record date, we had outstanding 177,204,211* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and a third per cent (33 1/3%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Thursday, September 27, 2007, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum consists of any two or more shareholders present in person or by proxy.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the Special General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about August 16, 2007, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

* Excludes 35,527 shares of treasury stock.

        All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Special General Meeting or any adjournment thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

        The following table sets forth, as of August 13, 2007, the number of Lumenis shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our Ordinary Shares, par value of NIS 0.1 per share (our “shares”, and our “major shareholders”, respectively); (ii) our directors or members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interest therein).

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)

LM Partners L.P.(3)
16 Abba Eban Avenue 46725 Herzlia Petuach, Israel	90,929,963	47.97%

Ofer Hi-Tech Investments Ltd.(4)
9 Andre Saharov Street
31905 Haifa, Israel	68,855,255	36.92%

Bank Hapoalim B.M.(5) 23 Menachem Begin Street Migdal Levinstein 46725 Tel Aviv, Israel	9,411,300	5.04%

All directors and members of our senior management as a
group, (consisting of 18 persons)(6)	888,333	*

* Less than one percent.

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is based information provided by such shareholders.

(2)	Percentages in this table are based on the 177,204,211 Lumenis shares outstanding (excluding 35,527 treasury stock) as at August 13, 2007, the record date for the meeting, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options which are currently exercisable or exercisable within 60 days after the date hereof.

(3)	Shareholding includes (a) 78,585,256 shares held directly by LM Partners L.P. (of which 70,047,566 shares were purchased on December 5, 2006 pursuant to that certain purchase agreement dated September 30, 2006 and exercise of warrants granted in connection therewith, and 8,537,690 shares were purchased on June 4, 2007 pursuant to exercise of warrants); (b) 11,936,707 shares issuable upon the exercise of closing warrants held by LM Partners L.P., which are currently exercisable or exercisable by LM Partners L.P. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant); and (c) 408,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P., that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof. Mr. Beit-On, Mr. Shlomo Dovrat and his father, Mr. Aharon Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. S. Dovrat, Mr. A. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein.

(4)	Shareholding includes (a) 59,541,962 shares held directly by Ofer Hi-Tech Investments Ltd. (of which 46,633,091 shares were purchased on December 5, 2006 pursuant to that certain purchase agreement dated September 30, 2006 and 12,908,871 shares were purchased on June 4, 2007 pursuant to exercise of warrants), of which 6,994,964 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006; and (b) 9,313,293 shares issuable upon the exercise of closing warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006), which are currently exercisable or exercisable by Ofer Hi-Tech Investments Ltd. within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant). Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer (Ships Holding) Ltd. Orona Investments Ltd. (a company indirectly wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd. (a company in which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding shares of Ofer (Ships Holding) Ltd. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the shares held by Ofer Hi-Tech Investments Ltd. L.Y.N. (Holdings) Ltd. also holds directly 373,065 shares purchased pursuant to exercise of warrants on June 4, 2007 (subject to adjustments pursuant to their terms of grant). The principal place of business is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, 69102 Tel Aviv, Israel.

(5)	Solely comprises shares issuable upon the exercise of stock options held by Bank Hapoalim B.M. that are currently exercisable or exercisable within 60 days of the date hereof.

(6)	Solely comprises shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of the date hereof. The amount stated includes the 408,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable or exercisable by Mr. Beit-On within 60 days of the date hereof, but excludes other shares and rights to acquire shares held by LM Partners L.P. in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSALS FOR THE SPECIAL GENERAL MEETING

ITEM 1 – ELECTION OF AN EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by Israel’s Companies Law 5759 – 1999 (as amended, the “Companies Law”) to appoint at least two “external directors”. An external director must be elected by the shareholders. The term of office of an external director is three years and may be extended for an additional three years.

        To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of office, a former external director may not serve as a director or employee of the company or provide professional services to the company for consideration.

        Pursuant to the Companies Law, at least one external director must have “accounting and financial expertise”, and those external directors who do not have such expertise must have “professional competence”, as such terms are defined in regulations issued under the Companies Law.

        All of our external directors must be members of our audit committee. Each other committee of our board of directors empowered with powers of the board of directors is required to include at least one external director.

        Lumenis had two external directors who were elected for an initial three-year term commencing December 5, 2006. One of these external directors, Ms. Talia Livni, continues to serve the Company as an external director. However, the other external director, Prof. Yitzhak Peterburg, resigned for personal reasons on June 6, 2007.

        Our board of directors has nominated Mr. Naftali Idan for election as an external director of Lumenis, for an initial term of three years, effective upon the shareholders’ vote at the meeting. We have received a declaration from Mr. Idan, confirming his qualifications under the Companies Law to be elected as an external director of Lumenis. Our board of directors has determined that Mr. Idan has the requisite accounting and financial expertise required pursuant to the Companies Law.

        A brief biography of Mr. Idan is set forth below:

        Naftali (Tali) Idan (aged 55) has served as the Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. since August 2004. Prior to joining Ceragon, Mr. Idan was Senior Vice President, Chief Financial Officer in Floware Wireless Systems Ltd. from 2000 to 2001. From 1993 to 1999, he served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd., and prior thereto, Mr. Idan was with Optrotech Ltd. (now Orbotech Ltd.) from 1985 to 1992, where he held several positions in finance, the last one being Vice President, Finance & Administration of its US subsidiary. Mr. Idan holds a bachelor’s degree in accounting and economics from Tel Aviv University, Israel and an M.B.A. from De Paul University, Chicago, and is a certified public accountant in Israel.

        It is proposed that at the meeting the following resolution be adopted:

Proposal 1

“RESOLVED that Mr. Naftali Idan be, and he hereby is, elected to serve as an external director of Lumenis Ltd. for a term of three years from the date hereof, effective immediately.”

Required Vote

        Pursuant to the Companies Law, the election of an external director will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either: (i) the shares voting in favor include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law); or (ii) the total number of shares voted against by those shareholders who are not “controlling shareholders” does not exceed one percent of all of the voting power in Lumenis.

        The board of directors recommends a vote FOR the election of Mr. Naftali Idan as an external director.

ITEM 2 – ELECTION OF A DIRECTOR

        Pursuant the Company’s articles of association, directors appointed by the board of directors to fill a vacancy or to add additional directors to the board of directors shall hold office until the first general meeting convened after such appointment and may then be elected to the board of directors at such general meeting.

        On April 18, Mr. Eugene Davis was appointed by our board of directors to serve as a director of Lumenis. Our board of directors has now nominated Mr. Davis for election as a director at the Special General Meeting, to serve as such until the next annual general meeting, or until his earlier resignation or removal.

        Mr. Davis has consented to being named in this proxy statement and is willing to continue to serve as a director of Lumenis.

        A brief biography of Mr. Davis is set forth below:

        Eugene Davis (aged 52) is the founder and chairman of Pirinate Consulting Group, LLC, a privately-held business consulting firm. From 1998 to 1999, he served as Chief Operating Officer of Total-Tel USA Communications, Inc., a telecommunications provider. From 1990 to 1997, Mr. Davis served in various executive positions at Emerson Radio Corp. From 1996 to 1997, he served as Vice Chairman of Sports Supply Group, Inc. a distributor of sporting goods and athletic equipment. Prior to that, Mr. Davis was partner/shareholder and head of the corporate and securities practice at the law firm of Holmes, Millard & Duncan, P.C. in Dallas, Texas. Mr. Davis holds a bachelor of arts and masters degree in International politics and international law and a Juris Doctor degree, all from Columbia University. Mr. Davis is a member of the Texas Bar Association.

        It is proposed that at the meeting the following resolution be adopted:

Proposal 2

“RESOLVED, that Mr. Eugene Davis be, and he hereby is, elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal.

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of Mr. Davis. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to elect Mr. Davis as a director.

        Our board of directors recommends a vote FOR the election of Mr. Eugene Davis.

ITEM 3 – AMENDMENT TO ARTICLE 6(A) OF THE COMPANY’S ARTICLES OF
ASSOCIATION TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL

        The articles of association of the Company currently provide that the “authorized share capital of the Company is Seventy Million New Israeli Shekels (NIS 70,000,000) divided into Seven Hundred Million (700,000,000) Ordinary Shares, par value NIS 0.1 per share”. As of the date hereof, there were 177,204,211 shares issued and outstanding (not including 35,527 treasure shares). Our board of directors proposes that our articles of association be amended to increase the authorized share capital by NIS 20 million resulting in authorized share capital of NIS 90 million, divided into 900 million Ordinary Shares, par value NIS 0.1 per share.

        The reasons for the increase in the Company’s authorized share capital are in general as follows: we are highly leveraged, with indebtedness that is substantial in relation to our shareholders’ equity. Our substantial debt requires us to dedicate a substantial portion of our cash flow to debt service and accordingly we are evaluating on an ongoing basis additional sources of financing, which include, issuance of shares, convertible debt financing or other equity-based financing. In addition, potential adjustments pursuant to that certain Purchase Agreement dated September 30, 2006 require us to reserve share capital out of our authorized and unissued share capital the Company. Therefore, in light of the foregoing and in order to facilitate an equity based financing the Company may wish to pursue, it is proposed that at the meeting the following resolution will be adopted:

Proposal 3

“RESOLVED, that the authorized share capital of Lumenis Ltd. be increased by NIS 20 million and that the Company’s articles of association accordingly be, and the same hereby are, amended by replacing paragraph (a) of Article 6 (headed “Share Capital”) in its entirety with the following paragraph:

‘(a)	The authorized share capital of the Company is Ninety Million New Israeli Shekels (NIS 90,000,000) divided into Nine Hundred Million (900,000,000) Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”).’ ”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – AMENDMENT TO ARTICLE 40
OF THE COMPANY’S ARTICLES OF ASSOCIATION

        Currently, Article 40 of our articles of association, provides that our board of directors shall consist of such number of directors (not less than two nor more than fourteen), including external directors, as may be fixed, from time to time by a shareholders’ resolution. Our articles of association further provide that in the event of one or more vacancies in the board of directors, the board of directors may generally be entitled to appoint directors to temporarily fill any such vacancies (other than in respect of external directors), pending the election of a director or directors at a general meeting. Accordingly, our board of directors proposes that Article 40 of our articles of association (headed “Number of Directors”) be amended to provide that our board of directors may at any time and from time to time fix the number of our directors.

        The current text of Article 40 is set forth in below:

“40.	NUMBER OF DIRECTORS.

The Board of Director of the Company shall consist of such number of Directors (not less than two nor more than fourteen (14), including the External Directors) as may be fixed, from time to time, by a Shareholders’ resolution of the Company.”

        It is therefore proposed that at the meeting the following resolution will be adopted:

Proposal 4

“RESOLVED: that Article 40 of the articles of association of the Lumenis Ltd. be, and the same hereby is, amended by replacing in its entirety with the following text:

“The Board of Directors of the Company shall consist of such number of Directors (not less than two nor more than fourteen (14), including the External Directors) as may be fixed, from time to time, by the Board of Directors of the Company.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – AMENDMENT TO ARTICLE 65
OF THE COMPANY’S ARTICLES OF ASSOCIATION

        According to a March 2005 amendment to the Companies Law, effective as of January 2006, an Israeli public company whose shares were offered solely to the public outside of Israel, as is the case with regard to Lumenis, must, unless its articles of association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of an annual general meeting no later than 14 days prior to the date of the meeting. In practice, such mailing takes place several months after the financial statements are approved and already available to the public. Our annual consolidated financial statements are available on our website at www.lumenis.com and are filed with the Securities and Exchange Commission at www.sec.gov. Accordingly, our board of directors proposes that Article 65 of our articles of association (headed “Books of Account”) be amended to provide that we will not be required to send copies of our annual consolidated financial statements to our shareholders, but that we will make copies available for inspection by shareholders.

        The current text of Article 65 is set forth in below:

“65.	BOOKS OF ACCOUNT

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a Shareholders’ Resolution.”

        It is therefore proposed that at the meeting the following resolution will be adopted:

Proposal 5

“RESOLVED, that Article 65 of the articles of association of the Lumenis Ltd. be, and the same hereby is, amended by inserting the following text at the end of such article:

‘The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to shareholders.’ ”

and that the Company may restate the articles of association in accordance with amendments thereto approved at the Special General Meeting of the Company held in September 2007.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 – TERMS OF COMPENSATION OF EUGENE DAVIS, A DIRECTOR

        Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

        Mr. Eugene Davis was appointed to our board of directors on April 18, 2007. Subject to shareholders approval, our audit committee and board of directors have approved the following terms of compensation for Mr. Davis:

—	an annual directors fee of $40,000, effective from April 18, 2007;

—	a per meeting fee of $750 for each meeting of the board of directors or any committee thereof in which Mr. Davis participates, except the first four meetings in each year of service, with partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payments shall be calculated upon similar basis to partial payments payable to external directors pursuant to applicable regulations under the Companies Law; and

—	the grant to him of options to purchase 200,000 shares of the Company. Such options will:

(i)	be granted as of the date of the meeting,

(ii)	except as set forth in clause (iv) below, become exercisable with respect to 1/12th of the underlying shares at the end of each three-month period following the date of his appointment during which the person receiving such grant shall have served as a director of the Company,

(iii)	have an exercise price per share equal to $1.0722,

(iv)	be subject to full acceleration of vesting in the event that such person is required to cease from being a director of the Company in connection with a subsequent change of control of the Company,

(v)	have a term of seven years, and

(vi)	be exercisable for a period of twelve months following such time as the person receiving such grant ceases from being a director of the Company; and will otherwise be subject to the terms of the Company’s 2007 Share Incentive Plan.

        It is proposed that the following resolution be adopted at the meeting:

Proposal 6

“RESOLVED that, with effect from his appointment as a director of Lumenis Ltd., the payment to Eugene Davis of an annual fee of $40,000, as well as meeting fees, and the grant to him of options to purchase 200,000 Ordinary Shares of the Company, all upon the terms described with respect to him in Item 6 of the Proxy Statement relating to the Company’s Special General Meeting held in September 2007, be, and the same hereby are, approved.”

Required Vote

        Approval of the above resolutions will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 7 – TERMS OF COMPENSATION OF NAFTALI IDAN,
AN EXTERNAL DIRECTOR

        Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order. The compensation payable to external directors is regulated pursuant to regulations promulgated under the Companies Law.

        Subject to Mr. Naftali Idan being elected earlier in the meeting as an external director of Lumenis (see Item 1 above), it is proposed that, immediately prior to the discussion of this Item 7, there be a short recess to enable our audit committee and board of directors to convene to consider and approve various proposals, including Mr. Idan’s terms of compensation.

        It is proposed to pay Mr. Idan the fees and other compensation detailed below, in accordance with the regulations promulgated under the Companies Law. Such fees and other compensation are identical to those approved for our other external director, Ms. Talia Livni. These comprise of the following:

—	an annual fee of NIS 100,000;

—	a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof in which such external director participated, except the first four meetings in each year of service, with partial payment for telephonic meetings and actions taken by the directors by resolution in lieu of meeting, which partial payment shall be all as determined by applicable Companies Law regulations; and

—	the grant of options to purchase 100,000 shares of the Company upon identical terms to the proposed grant of options to Mr. Davis, as described in Item 6 above.

        Subject to Mr. Idan’s election as an external director and to the Company’s audit committee and board of directors approving the aforesaid terms of compensation, it is proposed that the following resolution be adopted at the meeting:

Proposal 7

“RESOLVED that, with effect from his election as an external director of Lumenis Ltd., the payment to Naftali Idan of an annual fee of NIS 100,000, as well as meeting fees, and the grant to him of options to purchase 100,000 Ordinary Shares of the Company, all upon the terms as described with respect to him in Item 7 of the Proxy Statement relating to the Company’s Special General Meeting to be held September 2007, be, and the same hereby are, approved.”

Required Vote

        Approval of the above resolutions will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

        Other than as set forth above, management knows of no business to be transacted at the Special General Meeting but, if any other matters are properly presented at the Special General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: August 16, 2007